Exhibit 4.5.1

AMENDMENT TO ENDOLOGIX, INC. 2017 INDUCEMENT STOCK INCENTIVE PLAN

Effective as of December 5, 2018, and pursuant to approval by the Compensation Committee of Endologix, Inc. on such date, the maximum number of shares issuable pursuant to Section 4.1 of the Endologix, Inc. 2017 Inducement Stock Incentive Plan approved by the Board, including the Independent Board, on October 27, 2017 (the “Plan”), is hereby increased from 200,000 to 400,000 shares of Stock.
Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Plan.
Except as herein provided, all provisions of the Plan shall remain in full force and effect.